STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Securities (USA) Inc.
SEC I.D. No. 8-13753
December 31, 2018
With Report of Independent Registered Public Accounting Firm

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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| SEC FILE NUMBER |
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| 8-13753 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____ 01/01/18 _____ AND ENDING _____ 12/31/18 _____

MM/DD/YY                                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crédit Agricole Securities (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas

(No. and Street)

New York _____ NY _____ 10019

(City)                                 (State)                         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Gerold                                                                   212-261-3866

(Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name -- *if individual, state last, first, middle name*)

5 Times Square _____ New York _____ NY _____ 10036

(Address)                                 (City)                         (State)                 (Zip Code)

CHECK ONE:

    X   Certified Public Accountant

        Public Accountant

        Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
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# OATH OR AFFIRMATION

We, Marc-Andre Poirier and Maria Gerold _____, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crédit Agricole Securities (USA) Inc. _____ , as of December 31 _____, 2018____, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer
Title



Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2018

# Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

**Building a better
working world**

## Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Crédit Agricole Securities (USA) Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Crédit Agricole Securities (USA) Inc. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Company's auditor since 2004.

February 25, 2019

1

# Crédit Agricole Securities (USA) Inc.

## Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands Except for Share and Par Value Information)*

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 21,611 |
| Financial instruments owned, at fair value ($34,327 pledged as collateral) | | 347,253 |
| Securities purchased under agreements to resell, including $86,402 securities segregated in accordance with Rule 15c3-3 | | 705,437 |
| Securities borrowed | | 227,844 |
| Receivables from brokers, dealers, and clearing organizations | | 102,045 |
| Receivables from customers | | 96,831 |
| Deferred tax assets, net | | 10,056 |
| Other assets | | 26,435 |
| Total assets | $ | 1,537,512 |

**Liabilities and stockholder's equity**

Liabilities:

| | | |
|---|---|---:|
| Short-term bank loans | $ | 497 |
| Financial instruments sold, not yet purchased, at fair value | | 268,289 |
| Securities sold under agreements to repurchase | | 65,346 |
| Payables to brokers, dealers, and clearing organizations | | 68,088 |
| Payables to customers | | 34,650 |
| Other liabilities and accrued expenses | | 52,755 |
| | | 489,625 |
| | | |
| Liabilities subordinated to claims of general creditors | | 360,000 |

Stockholder's equity:

| | | |
|---|---|---:|
| Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding) | | 10 |
| Additional paid-in capital | | 643,794 |
| Retained earnings | | 49,864 |
| Accumulated other comprehensive loss | | (5,781) |
| Total stockholder's equity | | 687,887 |
| Total liabilities and stockholder's equity | $ | 1,537,512 |

*See notes to the statement of financial condition.*

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**1. Organization and Nature of Business**

Crédit Agricole Securities (USA) Inc. (the Company) is a direct, wholly owned subsidiary of Crédit Agricole Global Partners, Inc. (the Parent), which is an indirect, wholly owned subsidiary of Crédit Agricole S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance, and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions, including fund managers, banks, and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

Effective December 31, 2015, the Company only executes and clears trades for its affiliates.

**2. Summary of Significant Accounting Policies**

**Basis of Presentation**

The accompanying statement of financial condition of the Company as of December 31, 2018 has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board (FASB).

**Accounting Estimates**

The preparation of the statement of financial condition in conformity with U.S. GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

# Crédit Agricole Securities (USA) Inc.

## Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**2. Summary of Significant Accounting Policies (continued)**

**Cash**

Cash represents funds deposited with two financial institutions, one held with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch in the amount of $21,606 and other banks in the amount of $5.

**Customer Facilitation Activities**

The Company's activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis for customers and affiliates. In margin transactions, the Company does not extend credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As of December 31, 2018, the Company has only maintained a margin account for its affiliate. Customers' securities transactions are recorded on a settlement date basis.

**Financial Instruments Owned/Financial Instruments Sold, Not Yet Purchased, At Fair Value**

Financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value are recorded at fair value.

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. The Company has no non-regular-way trades.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Trades pending settlement at December 31, 2018 were subsequently settled with no material effect on the Company's statement of financial condition.

**Reverse Repurchase and Repurchase Agreements**

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**2. Summary of Significant Accounting Policies (continued)**

amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements.

Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterparty, or to return excess collateral to counterparties, when appropriate. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

**Offsetting Assets and Liabilities**

U.S. GAAP permits securities sold and purchased under repurchase agreements to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement, among others. The Company has not elected to net such balances even when the specified conditions are met and presents the balances gross on the statement of financial condition. The Company uses master netting agreements to mitigate counterparty credit risk in certain repurchase and reverse repurchase transactions. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions, and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of termination repurchase agreement, (i) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (ii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the demanding party). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any established threshold. The collateral/margin agreement grants to the demanding party, upon

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

## 2. Summary of Significant Accounting Policies (continued)

default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

### Securities Borrowing Activities

Securities borrowed transactions are recorded on a settlement date basis at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis with additional daily collateral being obtained or refunded as necessary. Rebate interest revenue is recorded on an accrual basis.

### Fair Value Measurements

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**2. Summary of Significant Accounting Policies (continued)**

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Inputs are observable for the asset or liability, either directly or indirectly in active markets (other than quoted prices included within Level 1). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

- Level 3 – Inputs are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

**Investment Banking**

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Syndicate expenses are estimated in accordance with firm policy at the recognition date and adjusted (if needed) at the settlement date in operating expenses. Investment banking revenues are recorded at the time the underwriting is completed and the revenue is reasonably determinable.

*Underwriting fees* - The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions

**2. Summary of Significant Accounting Policies (continued)**

are not completed and the securities are not issued, the Company immediately expenses those costs.

*M&A advisory fees* - The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance obligations under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

**Interest and Dividends**

Interest and dividend revenues are earned from the underlying securities owned, and collateralized financing transactions and are accounted for on an accrual basis. Dividends are recorded on ex-date. Interest expense is incurred on short-term borrowings, collateralized financing transactions, and subordinated borrowings and is accounted for on an accrual basis.

**Translation of Foreign Currencies**

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

**Employee Benefit Plans**

*Defined Benefit Plans*

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year-end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**2. Summary of Significant Accounting Policies (continued)**

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations. The assumed discount rate was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

*Defined Contribution Plan*

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

**Income Taxes**

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**2. Summary of Significant Accounting Policies (continued)**

consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

**3. Future Accounting Pronouncements**

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"), to increase transparency and comparability among organizations. Under ASU 2016-02 and related amendments, an entity is required to recognize most lease assets and liabilities on its balance sheet and disclose key information about leasing arrangements. In addition, the new standard offers specific accounting guidance for lessees and lessors and requires disclosure of qualitative and quantitative information about leasing arrangements to enable a user of the statement of financial condition to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company has assessed the impact of the adoption of ASU 2016-02 on its statement of financial condition and determined that it will not be impacted.

**4. Securities Segregated Under Federal and Other Regulations**

At December 31, 2018, the Company had segregated $77,665 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities, reported as securities purchased under agreements to resell on the statement of financial condition, are subject to a 2% haircut for regulatory reserve purposes.

In addition, at December 31, 2017, the Company had segregated $8,737 of qualified securities for the benefit of proprietary accounts of broker-dealers (PAB). The qualified securities, reported as securities purchased under agreements to resell on the statement of financial condition, are subject to a 2% haircut for regulatory reserve purposes.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

### 5. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2018, are as follows:

| | | |
|---|---|---|
| Receivables from brokers, dealers, and clearing organizations: | | |
| Securities failed to deliver | $ | 65,556 |
| Receivables from clearing organizations | | 27,510 |
| Other | | 8,979 |
| | $ | 102,045 |
| | | |
| Payables to brokers, dealers, and clearing organizations: | | |
| Securities failed to receive | $ | 67,838 |
| Other | | 250 |
| | $ | 68,088 |

Receivables from clearing organizations represent balances to satisfy margin requirements including $5,846 for Euroclear, $10,400 for the National Securities Clearing Corporation, $7,213 for the Fixed Income Clearing Corporation, $4,049 for the Depository Trust Company, and $2 from other clearing organizations.

Other receivables above consist predominantly of underwriting fees receivable of $8,550.

### 6. Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due or owed on cash transactions. Securities owned by customers are held as collateral for these receivables.

### 7. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value due to their short-term nature. Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term instruments, including securities borrowed, repurchase and reverse repurchase agreements, customer receivables and payables, and receivables from and payables to brokers, dealers, and

# Crédit Agricole Securities (USA) Inc.

## Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**7. Fair Value Measurements (continued)**

clearing organizations. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature, are re-priced frequently, and generally have limited credit risk. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2018.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Financial instruments owned, at fair value: | | | | |
| U.S. government obligations | $ 34,327 | $ – | $ – | $ 34,327 |
| Corporate debt securities | – | 292,030 | – | 292,030 |
| Equity securities | 1,350 | – | – | 1,350 |
| Structured products | – | 19,546 | – | 19,546 |
| | $ 35,677 | $ 311,576 | $ – | $ 347,253 |

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Liabilities** | | | | |
| Financial instruments sold, not yet purchased, at fair value: | | | | |
| U.S. government obligations | $ 34,270 | $ – | $ – | $ 34,270 |
| Corporate debt securities | – | 234,019 | – | 234,019 |
| | $ 34,270 | $ 234,019 | $ – | $ 268,289 |

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year.

### 8. Securities Received / Delivered as Collateral

At December 31, 2018, there were no firm-owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or custom to sell or re-pledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2018, is $928,822. In the normal course of business, this collateral is used by the Company to cover short sales, to provide securities lending to affiliates, and to meet pledging requirements of customers and clearing organizations.

### 9. Offsetting

Securities borrowed have been presented on a gross basis on the statement of financial condition as the Company does not transact in securities lending that could offset securities borrowed.

The following table presents as of December 31, 2018, the gross and potential net repurchase and reverse repurchase agreements. Repurchase and reverse repurchase agreements have been presented on the statement of financial condition on a gross basis. The Company does have the ability to net certain of its repurchase and reverse repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met, but chooses not to net.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**9. Offsetting (continued)**

| | Gross Amounts | Amounts Offset on the Statement of Financial Condition | Net Amounts Presented on the Statement of Financial Condition | Amounts Not Offset on the Statement of Financial Condition (a) | Net Amounts (b) |
|---|---|---|---|---|---|
| Financial Assets | | | | | |
| Securities purchased under agreements to resell | 705,437 | --- | 705,437 | (38,290) | 667,147 |
| Financial Liabilities | | | | | |
| Securities sold under agreements to repurchase | (65,346) | --- | (65,346) | 38,290 | (27,056) |

(a) Amounts related to recognized financial instruments that either management makes an accounting policy election not to offset or do not meet some or all of the requirements for net presentation in accordance with applicable offsetting accounting guideline ASC 210-20-45-11.

(b) The net fair value of the collateral that the Company had received or pledged under enforceable master agreements amounts to $643,401.

**10. Related-Party Transactions**

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company also enters into securities transactions and financing transactions with its affiliates.

# Crédit Agricole Securities (USA) Inc.

## Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

### 10. Related-Party Transactions (continued)

As of December 31, 2018, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

| | | |
|---|---|---:|
| Assets: | | |
| Cash | $ | 21,606 |
| Financial instruments owned, at fair value | | 45,330 |
| Securities purchased under agreements to resell | | 26,924 |
| Receivables from brokers, dealers, and clearing organizations | | 15,381 |
| Receivables from customers | | 1,592 |
| Other assets | | 1,937 |
| Total | $ | 112,770 |
| | | |
| Liabilities: | | |
| Short-term bank loans | $ | 497 |
| Financial instruments sold, not yet purchased, at fair value | | 3,549 |
| Securities sold under agreements to repurchase | | 27,056 |
| Payables to brokers, dealers, and clearing organizations | | 25,407 |
| Payables to customers | | 697 |
| Other liabilities and accrued expenses | | 3,016 |
| Total | $ | 60,222 |
| | | |
| Liabilities subordinated to claims of general creditors | $ | 360,000 |

The financial instruments owned and financial instruments sold largely represent bonds held and sold by the Company that have been issued by Crédit Agricole S.A.

The balances reflected in receivables from and payables to brokers, dealers, and clearing organizations predominantly represent failed securities clearing transactions for its affiliates.

The Company has a subordinated loan with Credit Agricole Corporate and Investment Bank - France in the amount of $360,000.

The Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

## 10. Related-Party Transactions (continued)

manner. It was entered into on September 1, 2015, has a last borrowing date of December 18, 2019, and matures on December 18, 2020. During 2018, there was one draw down of $200,000 on April 17, 2018 that was repaid with interest on April 24, 2018. As of December 31, 2018, the Company has not drawn down any of the $600,000.

The Company's federal tax liabilities are settled through its Parent. See Income Taxes footnote below for respective amounts.

## 11. Income Taxes

The Company is included in the consolidated federal tax return of its Parent, as well as combined returns with other unitary group members. Current and deferred taxes are allocated to the Company in accordance with the Separate-Return method. Under this income tax allocation method, the Company is assumed to file a separate return with the taxing authorities, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its Parent as if the Company was a separate taxpayer, except that net operating losses (or other current or deferred tax attributes), if any, are characterized as realized (or realizable) by the Company and its subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal/state combined tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. This method of allocation is systematic, rational, and consistent with the broad principles established by ASC 740.

The effective tax rate differs from the federal statutory tax rate of 21%. This difference can be attributed primarily to adjustments related to state and local taxes and meals and entertainment expense.

As of December 31, 2018, the Company has a net deferred tax asset of $10,056 in the statement of financial condition. The net deferred tax asset consists primarily of deferred pension accrual and deferred compensation. In 2018, there was a net decrease of $1,679 to the net deferred tax asset balance. Such decrease was primarily the result of decreases in deferred compensation and deferred intercompany expense, offset by an increase in deferred pension liabilities.

As of December 31, 2018, the Company had a net tax liability of $783 that is included in other liabilities and accrued expenses in the accompanying statement of financial condition.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

## 11. Income Taxes (continued)

Liabilities for interest and penalties, if any, are included as other liabilities and accrued expenses in the statement of financial condition. The Company had no reserves on uncertain tax positions as of December 31, 2018, and therefore did not accrue any related interest expense or penalties as of December 31, 2018.

As of December 31, 2018, the Company's 2013 through 2018 tax years remain subject to, or are open for, examination by one or more major tax jurisdictions.

## US Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act made broad and complex changes to the U.S. tax code, including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) eliminating the corporate alternative minimum tax (AMT); (3) creating the base erosion anti-abuse tax (BEAT), a new minimum tax; (4) creating a new limitation on deductible interest expense and (5) creating new limitations on the deductibility of meals and entertainment, moving expenses, and other employee benefits.

## SAB 118

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin 118 ("SAB 118") which provides guidance on accounting for the impact of the Tax Cuts and Jobs Act (the "Tax Act"). SAB 118 provides a measurement period, not to exceed 12 months from the date of enactment, to complete the accounting associated with the Tax Act. Under SAB 118, for matters for which the accounting related to the Act had not yet been completed, the Company recognized provisional amounts to the extent that they were reasonably estimable. The Company has completed its accounting of the impact of the Tax Act in the current period and there were no significant changes to the provisional amounts previously recorded in accordance with SAB 118.

## ASU 2018-02

On February 14, 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220) Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in ASU 2018-02 are effective for all entities for

## 11. Income Taxes (continued)

fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments is permitted. ASU 2018-02 allows an entity to elect a one-time reclassification from AOCI to retained earnings of "stranded" tax effects resulting from the Act. The amount of the reclassification includes the effect of the change in the U.S. federal corporate income tax rate on the gross deferred tax amounts and related valuation allowances. ASU 2018-02 requires the Company to disclose its accounting policy related to the release of the income tax effects from AOCI. The Company's accounting policy related to the release of the income tax effects from AOCI is to follow the portfolio approach. As a result of the early adoption of this ASU, the Company decreased its earnings in 2017 and increased its AOCI by $1,646 as a result of the change to the U.S federal corporate income tax rate.

## 12. Commitments and Contingencies

The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote and is not estimable.

## 13. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan, Crédit Agricole Corporate and Investment Bank qualified and nonqualified retirement plan (the Plan), which covers full-time employees of the Company, who are between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen, and the average salary and service requirements were capped. Participants are vested in what they accrued through

## 13. Employee Benefit Plans (continued)

December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The underfunded status of the Plan of $5,917 at December 31, 2018, is recognized in the accompanying statement of financial condition in other liabilities and accrued expenses as accrued pension liability.

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan, and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2018:

| | Qualified Plan | Non-Qualified Plans |
|---|---|---|
| **Reconciliation of projected benefit obligation:** | | |
| Projected benefit obligation, January 1, 2018 | $ 35,234 | $ 3,035 |
| Transfers | -- | -- |
| Interest cost | 1,186 | 110 |
| Settlements paid | -- | -- |
| (Gain)/loss – settlement impact | -- | -- |
| Actuarial (gain)/loss | (4,408) | (313) |
| Benefits paid | (783) | (80) |
| Projected benefit obligation, December 31, 2018 | $ 31,229 | $ 2,752 |
| | | |
| **Reconciliation of fair value of plan assets:** | | |
| Fair value of plan assets as of January 1, 2018 | $ 27,663 | $ -- |
| Transfers | -- | -- |
| Actual return on assets | (1,301) | -- |
| Settlements paid | -- | -- |
| Employer contribution | 2,485 | 80 |
| Benefits paid | (783) | (80) |
| Fair value of plan assets as of December 31, 2018 | 28,064 | -- |
| Unfunded status as of December 31, 2018 | $ 3,165 | $ 2,752 |

## 13. Employee Benefit Plans (continued)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

|  | Qualified Plan | Non-Qualified Plans |
|---|---|---|
| Weighted-average assumptions used to determine benefit obligations: |  |  |
| Discount rate | 4.15% | 4.15% |
| Expected return on plan assets | 7.00 | N/A |
| Rate of compensation increase | N/A | N/A |
| Measurement date | 12/31/18 | 12/31/18 |

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet ongoing benefit payments. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

|  | Fair Market Value | Percentage |
|---|---|---|
| **Mutual funds** |  |  |
| Equity securities | $ 5,809 | 20.7% |
| Debt securities | 21,666 | 77.2% |
| Real estate | 561 | 2.0% |
| Cash | 28 | 0.1% |
| Total pension plan assets | $ 28,064 | 100.0% |

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**13. Employee Benefit Plans (continued)**

The strategic target of the Plan's asset allocations is as follows:

|  | Target Asset Allocation |
| --- | --- |
| Equity securities | 23% |
| Debt securities | 75% |
| Real estate | 2% |

The following is a description of the valuation methodologies used for assets measured at fair value.

*Mutual funds:* Valued at the net asset value (NAV) of shares held by the plan at year-end as reported in an active market and, thus, fall under Level 1 of fair value measurement hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation, and given the current environment, the reasonable range for the expected return on assets is 7%.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

## 13. Employee Benefit Plans (continued)

At December 31, 2018, future plan benefits expected to be paid through 2028 are as follows:

|  | Qualified Plan | Non-Qualified Plans |
|---|---|---|
| 2019 | $ 903 | $ 92 |
| 2020 | 921 | 101 |
| 2021 | 968 | 68 |
| 2022 | 984 | 63 |
| 2023 | 1,046 | 64 |
| 2024 – 2028 | 7,294 | 716 |
|  | $ 12,116 | $ 1,104 |

The Company also sponsors a defined contribution plan. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. The Company's match portion is subject to a vesting schedule.

## 14. Liabilities Subordinated to Claims of General Creditors

At December 31, 2018, the Company had the following subordinated loan with Credit Agricole Corporate and Investment Bank - France:

Subordinated loan due December 30, 2019                    $   360,000

The loan matures on December 30, 2019, and bears interest at 3 month LIBOR plus 194 basis points, which resets every three months. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included as equity when computing net capital pursuant

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2018
*(Dollars in Thousands)*

**14. Liabilities Subordinated to Claims of General Creditors (continued)**

to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

**15. Off-Balance Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign-denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2018, the Company had no foreign currency forward contracts outstanding.

**16. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $45. At December 31, 2018, the Company had net capital of $737,717 which was 971.02% of aggregate debit items of $75,973 and $736,198 in excess of its required net capital.

## 17. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes, which may impair the customer's or counterparty's ability to satisfy its obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2018, the Company's most significant concentration of credit risk was with affiliated companies.

In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

## 18. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2018, through February 25, 2019, the date the statement of financial condition were issued and concluded that there were no material subsequent events to disclose.